Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE TO HIGHLIGHT INTEROPERABILITY
WITH LEADING MPEG-4 AVC/H.264 SET TOP BOXES
AT NAB2006

        HERZLIYA, Israel – April 3, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital head-end solutions, today announced that the company will demonstrate the interoperability of its IPTV digital encoding platforms with the industry’s leading set-top boxes (STBs) at the upcoming National Association of Broadcasters show (NAB), April 24-27, 2006, Optibase booth no. SL 2927.

        Proven interoperability enables Telcos to deploy advanced MPEG-4 AVC based IPTV services flexibly, with the option to choose the STB most suited to their needs. Time savings is significant once Telcos are assured that they do not need to test compatibility. Optibase’s NAB interoperability demo includes STBs from:

—	Amino: www.aminocom.com
—	Celrun: celrunweb.nanuminet.co.kr
—	CMS: www.completemediasystems.com
—	Kreatel: www.Motorola.com
—	Sentivision: www.sentivision.com
—	Setabox: www.setabox.com
—	Softier: www.softier.com
—	Tilgin: www.tilgin.com (i3 micro)
—	UTstarcom: www.utstar.com

        “Our commitment to provide our customers with the highest possible MPEG-4 AVC/H.264 video quality requires that we work together with all vendors within the IPTV ecosystem,” said Lior Fite, vice president of marketing, Optibase. “Our mutual efforts have gone beyond lab testing and have resulted in joint H.264 commercial deployments worldwide. We look forward to additional success with all of our partners.”

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing plans for demonstration of interoperability of Optibase products with set top boxes of certain major manufacturers. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the ability to achieve interoperability with set top boxes of the mentioned and other manufacturers to the satisfaction of potential Telco customers, evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.